UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

TAX FREE FUND FOR PUERTO RICO RESIDENTS, INC.
(Name of Registrant as Specified in its Charter)

OCEAN CAPITAL LLC
WILLIAM HEATH HAWK
BRENT D. ROSENTHAL
JOSE R. IZQUIERDO II
(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
☐	Fee paid previously with preliminary materials.

2025 ANNUAL MEETING OF STOCKHOLDERS OF
TAX FREE FUND FOR PUERTO RICO RESIDENTS, INC.

AMENDMENT NO. 1 TO PROXY STATEMENT

OF

OCEAN CAPITAL LLC

ANNUAL MEETING OF STOCKHOLDERS

scheduled to be held on May 29, 2025

Please vote the BLUE Proxy Card (i) “FOR” the election of our highly-qualified nominees and (ii) “FOR” Ocean Capital’s proposal!

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”), is filing this amendment (this “Amendment”) to its definitive proxy statement dated March 18, 2025 (the “Definitive Proxy Statement” and, as amended, the “Proxy Statement”) in connection with (i) our proposal to elect our two nominees to the board of directors (the “Board”) of Tax Free Fund for Puerto Rico Residents, Inc. (the “Fund”) and (ii) our proposal to repeal any provision of, or amendment to, the Fund’s bylaws (the “Bylaws”) adopted by the Board without stockholder approval subsequent to March 30, 2022. THE PROXY STATEMENT, AS AMENDED BY THIS AMENDMENT, RELATES ONLY TO THE 2025 ANNUAL MEETING AND NOT TO THE FUND’S 2022, 2023 OR 2024 ANNUAL MEETINGS OF STOCKHOLDERS.

According to the Fund’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2025, the Fund has scheduled the 2025 annual meeting of stockholders (the “2025 Annual Meeting”) to be held virtually at 11:30 a.m. Atlantic Standard Time (11:30 a.m. Eastern Daylight Time) on May 29, 2025. This Amendment, which updates the date of the 2025 Annual Meeting and replaces in its entirety the BLUE Proxy Card contained in the Definitive Proxy Statement. The Definitive Proxy Statement, including the BLUE Proxy Card, have not been mailed to stockholders prior to the date of this Amendment.

According to the Fund’s definitive proxy statement, the record date for the 2025 Annual Meeting is April 25, 2025.

According to the Fund’s proxy statement, any stockholder of record wishing to participate in the 2025 Annual Meeting must register at https://viewproxy.com/UBSPuertoRico/broadridgevsm/ no later than 5:00 p.m. Atlantic Standard Time (5:00 p.m. Eastern Daylight Time) on May 27, 2025. According to the Fund’s proxy statement, Broadridge will then e-mail you the meeting login information and instructions for attending and voting at the 2025 Annual Meeting. Stockholders whose shares are held in “street name” must obtain legal proxies from their brokers, banks, trust companies or other nominees and follow the link above to register their shares, in order to participate in the 2025 Annual Meeting.

Please read the Definitive Proxy Statement and this Amendment in their entirety, as the proxy card has been updated in this Amendment and, together, they contain all of the information that is important to your decisions in voting at the 2025 Annual Meeting. If you previously submitted a BLUE Proxy Card or a voting instruction form for the 2025 Annual Meeting, such BLUE Proxy Card or voting instruction form will continue to be valid and, unless otherwise instructed, will be voted at the 2025 Annual Meeting. Only your latest dated and signed proxy card or voting instruction form will be counted.

Except as described in this Amendment, the information provided in the Proxy Statement continues to apply as of the date hereof and this Amendment should be read in conjunction with the Definitive Proxy Statement. To the extent the information herein differs from updates or conflicts with information contained in the Definitive Proxy Statement, the supplemental information herein is more current. Capitalized terms used herein, but not otherwise defined, shall have the meanings set forth in the Definitive Proxy Statement.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF OUR NOMINEES AND FOR THE PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT SHAREHOLDER APPROVAL SUBSEQUENT TO MARCH 30, 2022.

REVOCATION OF PROXIES

If you are a stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the 2025 Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

●	submitting a proxy with new voting instructions using the internet or telephone voting system as indicated on the BLUE Proxy Card;

●	delivering a written notice of revocation or a later dated proxy for the 2025 Annual Meeting to Ocean Capital LLC, c/o Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, or to the secretary of the Fund; or

●	registering for, attending and voting at the 2025 Annual Meeting (although attendance at the 2024 Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the 2025 Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the 2025 Annual Meeting WILL NOT be sufficient to revoke your prior given proxy. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the 2025 Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Stockholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Sodali & Co at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

430 Park Avenue, 14th Floor
New York, NY 10022
Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400
Email: ocean@investor.sodali.com

The BLUE Proxy Card attached to the Definitive Proxy Statement is hereby amended and restated as follows:

2025 ANNUAL MEETING OF STOCKHOLDERS OF

TAX FREE FUND FOR PUERTO RICO RESIDENTS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF OCEAN CAPITAL LLC

B
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P
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X
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The 2025 annual meeting of stockholders (including any adjournments or postponements thereof and any meeting that may be called in lieu thereof, the "2025 Annual Meeting") of Tax Free Fund for Puerto Rico Residents, Inc. (the "Fund") is scheduled to be held virtually on May 29, 2025 at 11:30 AM Atlantic Standard Time (11:30 AM Eastern Daylight Time). Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital"), and the other participants in its solicitation have (i) nominated two director candidates for election to the Fund's board of directors (the "Board") and (ii) submitted a business proposal, each to be voted upon at the 2025 Annual Meeting.

SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE HEREIN. IF NO SPECIFICATION IS MADE AS TO ANY INDIVIDUAL ITEM HEREIN, SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" OCEAN CAPITAL'S NOMINEES AND "FOR" PROPOSAL NO. 2 OR IN THEIR DISCRETION UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE 2025 ANNUAL MEETING TO THE EXTENT AUTHORIZED UNDER RULE 14a-4(c) OF THE EXCHANGE ACT. WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES AND FOR OUR BUSINESS PROPOSAL, AND WE INTEND TO VOTE OUR SHARES "FOR" OCEAN CAPITAL'S NOMINEES AND "FOR" PROPOSAL NO. 2. THE UNDERSIGNED HOLDER OF COMMON STOCK OF THE FUND HEREBY APPOINTS WILLIAM HEATH HAWK AND MICHAEL VERRECHIA, AND EACH OR ANY OF THEM, PROXIES TO THE UNDERSIGNED WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION AND TO ACT WITHOUT THE OTHER, TO VOTE ALL THE SHARES OF COMMON STOCK OF THE FUND THAT THE UNDERSIGNED MAY BE ENTITLED TO VOTE AT THE 2025 ANNUAL MEETING.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE FUND. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE ASK THAT YOU PLEASE COMPLETE, SIGN AND DATE THE BLUE PROXY CARD DELIVERED TO YOU AND RETURN IT PROMPTLY. RETURNING YOUR BLUE PROXY CARD WILL NOT PREVENT YOU FROM VOTING AT THE MEETING, BUT WILL ENSURE THAT YOUR VOTE IS COUNTED IF YOU ARE UNABLE TO ATTEND.

THIS CARD IS SOLICITED ON BEHALF OF OCEAN CAPITAL LLC.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be dated and signed on reverse side) **SEE REVERSE SIDE**

▲ TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▲

Important Notice Regarding the Availability of Proxy Materials:
The Notice and Proxy Statement and Annual Report are available at: www.proxyvoting.com/OceanCapital

OCEAN CAPITAL PROPOSALS

Please mark vote as indicated in this example **X**

1. Director Nominee Proposal: To elect Ocean Capital's director nominees, José R. Izquierdo II and Brent D. Rosenthal, to serve as Class II directors on the Board, until their terms expire at the Fund's 2028 annual meeting of stockholders or until their respective successors are duly elected and qualified.

☐ FOR ALL ☐ WITHOLD ALL ☐ FOR ALL EXCEPT

INSTRUCTIONS: To vote against an individual nominee, mark the "FOR ALL EXCEPT" box and write the name(s) of the nominee(s) on the line below:

____

Ocean Capital does not expect that either of the Nominees will be unable to stand for election, but, in the event that either Nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Fund's Bylaws or Certificate of Incorporation or applicable law. In addition, Ocean Capital reserves the right to nominate substitute person(s) depending on the size of the Board and number of candidates up for election to the Board at the 2025 Annual Meeting. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

2. Bylaws Amendment Proposal: To repeal any provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Fund's stockholders subsequent to March 30, 2022.

FOR	AGAINST	ABSTAIN
☐	☐	☐

____

Date

____

(Signature)

____

(Signature if held jointly)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

PLEASE SIGN, DATE AND RETURN THIS BLUE PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE PAID ENVELOPE

▲ TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▲

TO AUTHORIZE YOUR PROXY BY TELEPHONE OR INTERNET
QUICK H H H EASY H H H IMMEDIATE

Your telephone or internet proxy authorizes the Proxies to vote your shares in the same manner as if you marked, signed and returned your BLUE proxy card.

AUTHORIZE YOUR PROXY BY INTERNET: THE WEB ADDRESS IS **www.proxyvoting.com/OceanCapital.** You will be asked to enter a CONTROL NUMBER which is located in the lower right hand corner of this form.

AUTHORIZE YOUR PROXY BY PHONE: You will be asked to enter a CONTROL NUMBER, which is located in the lower right hand corner of this form.

H H Call Toll Free H H
888-297-9580
There is NO CHARGE to you for this call

OPTION A: You are encouraged to review each proposal and select a voting choice before you submit your proxy. Please press 0 in order to vote on each proposal separately.

OPTION B: If you prefer not to select a voting choice with respect to each proposal you may press 1 to submit a proxy. If you select this option, your shares will be voted in accordance with the recommendations made by Ocean Capital.

Internet and Telephone voting is available through 11:59 P.M. Eastern Time on the day before the 2025 Annual Meeting.

CONTROL NUMBER
for Telephone/Internet Proxy Authorization